FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                         For the Month of February 2004



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)



                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.



Attached hereto and incorporated by reference is the following Registrant's press release:

B.O.S. Announces Changes in the Composition of Its Board; Dated February 8,
2004.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         B.O.S. Better On-Line Solutions, Ltd.
                                         (Registrant)


                                         By: /s/ Adiv Baruch
                                         -------------------
                                         Adiv Baruch
                                         President and CEO
Dated: February 29, 2004

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
--------------------------------------------------------------------------------

B.O.S. Announces Changes in the Composition of Its Board

TERADYON, ISRAEL - February 8, 2004 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today that two of its directors have resigned, and that the Board of Directors has appointed two new directors in their place, to serve until the next annual general meeting of shareholders.

Mr. Boaz Harel tendered his resignation from the Board of Directors of the Company and from the Board of Directors of its subsidiary, Boscom Ltd. due to personal reasons, and Mr. Jacob Tenenboem resigned from the Company's Board as other commitments prevent him from being able to devote the necessary time as a director of the Company.

The Board of Directors appointed Mr. Adiv Baruch and Mr. Avishai Gluck, as directors, to serve until the next annual shareholders' meeting.

Mr. Adiv Baruch, 41, is the Company's President and CEO, since January 1, 2004. From 1999 to 2003 he served as Executive VP Business Development of Ness Technologies, and has expertise in the Telecom and High-tech industry. Mr. Baruch is well respected in the Israeli High-tech market as well as the international markets with his strategic capabilities and marketing vision. Mr. Baruch is also a former partner and active director holding an executive position at IPEX, acquired by Ness. He has served as founder and an executive or director for several IT companies and Internet start-ups, and was significantly involved in the M&A process and in assisting these companies in their global expansion. Mr. Baruch is actively involved as the chairman of the Israeli Export Institute Hi-Tech and Telecom Division. He has a B.Sc. in Computer Science and Industrial Engineering from the Technion - Israel Institute of Technology.

Mr. Avishai Gluck, 32, serves as the Executive Vice President of Catalyst Investments. Mr. Gluck brings with him over 6 years of financial management, accounting and tax consultation experience. He has extensive knowledge of the Israeli high tech market, having screened hundreds of companies in Catalyst and as a senior corporate consultant at E&Y Israel. Mr. Gluck currently serves as a director in MTI Wireless-Edge Ltd. Prior to joining Catalyst, he held the position of Corporate Finance Consultant and accountant with Ernst & Young's Israeli affiliate Kost Forer & Gabbay, a leading Israeli CPA firm with a dominant position among Israeli technology companies. Mr. Gluck has a BA from Tel-Aviv University in Accounting and Economics and is a licensed CPA.



ABOUT B.O.S.

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

The IP Telephony line (www.boscom.com) offers innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The legacy line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).

For further information, please contact:
Mr. Nehemia Kaufman
Tel. +972-4- 9907555
e-Mail: ir@boscom.com



THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.